                                                                                                                                          Filed by Ashland Inc.
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company
Hercules Incorporated
Commission File Number 1-00496

Message from Jim O'Brien to Ashland employees
Perspective on today's announcement

Message from Jim O’Brien

Hello, Ashland!

Today is an exciting moment in Ashland’s history.

A few minutes ago, we announced a definitive merger agreement to acquire Hercules Inc., a specialty chemicals company headquartered in Wilmington, Del. The transaction is valued at approximately $3.3 billion and fulfills our objective to create a major, global specialty chemicals company by adding businesses with strong, global market positions.

Specifically, combining Ashland and Hercules significantly enhances focus and expands scale in three specialty chemical businesses: specialty additives and ingredients, paper and water technologies, and specialty resins. The transaction boosts Ashland’s revenues outside North America from $2.3 billion to approximately $3.5 billion and creates a leadership position in renewable/sustainable chemistries, with approximately one third of estimated pro forma EBITDA coming from bio-based chemistries. We expect our financial profile to be enhanced significantly through reduced earnings volatility, improved profitability and stronger cash flow generation.

We are impressed with the quality of the Hercules people and are very excited to welcome them to the Ashland family. Hercules’ Aqualon business is one of the most recognized and admired specialty chemical brands in the world, and a leader in specialty additives and ingredients, or materials that impart a specific quality to the product, such as helping to thicken or increase durability. Hercules is also one of the world’s leading suppliers of specialty chemicals to the pulp and paper industry. We will combine the water and paper businesses of each company to create one global paper and water technologies with revenue of $2 billion.

Ashland’s Distribution and Valvoline businesses provide complementary capabilities and share similar markets with the specialty chemical businesses. Ashland Distribution provides important channels to various end markets and logistics efficiencies. With its consumer products expertise, Valvoline provides well-developed marketing capabilities in consumer markets and innovative processes to develop better products and solutions for our customers.

So, what can you expect over the next few months? We cannot shift our focus away from our work to improve cash flow and drive toward our ROS objectives. For those involved in business model redesign work under way: stay focused and quicken your pace. The businesses must meet ROS and run-rate savings targets. (For anyone not sure of what I am talking about here, please go back to my comments from the May employee rally.)

I realize that many of you will be curious about the work of the integration team and will want to be kept up to date on what the team is doing. However, I don’t anticipate we will have much to share until the team finishes their work, which will take several months.

This is indeed an exciting time in our history. I will stay in touch.

/s/James J. O'Brien

p.s. I encourage you to learn as much as possible about this news. Click here for a copy of the press release and here for details on how to view an analyst webcast at 9:30 a.m. EDT today.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland’s and Hercules’ current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland’s and Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company’s periodic filings made with the Securities and Exchange Commission, including Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland’s Form 10-Q for the quarter ended March 31, 2008, Hercules’ Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

Additional Information
In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.